MICHAEL J. MURPHY ATTORNEY AT LAW 312-609-7738 mmurphy@vedderprice.com	VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC • LONDON November 22, 2011

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 33-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the additional comment you relayed during your telephone conference on November 3, 2011 with John Marten of this office, regarding the William Blair Macro Allocation Fund (the “Fund”).

Comment

1.         Comment:         In lieu of the board of directors of the Fund’s wholly-owned subsidiary (the “Subsidiary”) complying with Sections 10 and 16 of the 1940 Act, confirm supplementally that William Blair & Company, L.L.C. (the “Advisor”) will bring material matters relating to the Subsidiary to the Fund’s Board of Trustees.

           Response:         The Advisor has confirmed that it undertakes to bring all material matters relating to the Subsidiary to the Fund’s Board of Trustees in the same manner and to the same extent that it would bring material matters relating to the Fund to the Board of Trustees.

           If you have any questions regarding these responses, please call me at (312) 609-7738.

Very truly yours, /s/ Michael J. Murphy Michael J. Murphy

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Ms. Deborah O’Neal Johnson

November 22, 2011

MJM

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
John S. Marten (Vedder Price P.C.)
Maureen A. Miller (Vedder Price P.C.)